							EXHIBIT 12

Republic Bancorp Inc.
Calculations of Ratios of Earnings to Combined Fixed Charges

	Three Months Ended				Nine Months Ended
(in thousands)	September 30,				September 30,
	2006		2005		2006		2005
Including Interest on Deposits:

Fixed charges:
Total interest expense	$59,652		$45,271		$164,517		$124,770
Interest portion of rent expense	179		193		558		578
Fixed charges including interest on deposits	$59,831		$45,464		$165,075		$125,348

Earnings:
Net income	$16,208		$17,222		$49,021		$52,004
Income taxes	6,847		6,571		21,222		21,761
Fixed charges, as above	59,831		45,464		165,075		125,348
Earnings for purposes of calculation	$82,886		$69,257		$235,318		$199,113

Ratio of earnings to combined fixed charges including interest on deposits	1.39	x	1.52	x	1.43	x	1.59	x

Excluding Interest on Deposits:

Fixed charges:

Total interest expense excluding interest on deposits	$33,776		$26,153		$94,479		$73,797
Interest portion of rent expense	179		193		558		578
Fixed charges excluding interest on deposits	$33,955		$26,346		$95,037		$74,375

Earnings:
Net income	$16,208		$17,222		$49,021		$52,004
Income taxes	6,847		6,571		21,222		21,761
Fixed charges, as above	33,955		26,346		95,037		74,375
Earnings for purposes of calculation	$57,010		$50,139		$165,280		$148,140

Ratio of earnings to combined fixed charges excluding interest on deposits	1.68	x	1.90	x	1.74	x	1.99	x